Exhibit 99.(J)

Consent of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders

Grail Advisors ETF Trust:

We consent to the use of our reports dated December 30, 2010, except with respect to the matter discussed in note 11, as to which the date is February 28, 2011, with respect to the financial statements of the Grail American Beacon Large Cap Value ETF, RP Growth ETF, RP Focused Large Cap Growth ETF, Grail McDonnell Intermediate Municipal Bond ETF, and Grail McDonnell Core Taxable Bond ETF (collectively, the Funds), constituting Grail Advisors ETF Trust, as of and for the year or periods ended October 31, 2010, included herein, and to the references to our firm under the headings “Other Service Providers” and “Financial Highlights” in the Prospectus and under the headings “Accounting and Legal Service Providers” and  “Financial Statements” in the Statement of Additional Information in this Registration Statement.

Our reports on the financial statements of the Funds contain an explanatory paragraph that states that Grail Advisors LLC, the Funds’ investment manager (“Manager”) has entered into a letter of intent concerning a transaction to sell its ownership interests  in order to enable it to continue its operations, including paying its future obligations under its fee waiver and expense reimbursement agreements. A sale of the Manager’s interests, if consummated, may result in the liquidation of the Fund.  If the Manager is unsuccessful in its efforts to consummate a transaction or to recapitalize, all of the Grail Advisor ETF Trust Funds may be liquidated.  These conditions raise substantial doubt about the Fund’s ability to continue as a going concern.  The Funds’ financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Philadelphia, Pennsylvania
February 28, 2011